UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2006

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On June 26, 2006, the Company issued a press release announcing changes in financial management. A copy of the press release is attached as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/s/ ROBERT J. GANGE
Robert J. Gange Chief Executive Officer

Date: June 27, 2006

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INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated June 26, 2006, announcing changes in financial management.

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Exhibit 99.1

ASAT Holdings Limited Announces Changes in Financial Management

Updates Q4 Fiscal 2006 Financial Guidance

HONG KONG and MILPITAS, Calif., – June 26, 2006 – ASAT Holdings Limited (Nasdaq: ASTT) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that Arthur Tsui has resigned as ASAT’s Chief Financial Officer to spend more time with his family. Effective immediately, Robert Gange, ASAT’s President and Chief Executive Officer, will also be the Acting Chief Financial Officer of the Company until a replacement is found. Prior to his appointment as President and Chief Executive Officer in August 2005, Mr. Gange was the Chief Financial Officer of the Company beginning in December 2002.

“Bob has played key roles in managing ASAT’s finances since joining the company,” said Henry Montgomery, chairman of ASAT’s Board of Directors. “Bob has the financial leadership and experience to guide the Company during this interim period until a new Chief Financial Officer is hired.”

“We appreciate Arthur’s contributions during his years with ASAT and wish him the best in his future endeavors,” said Mr. Gange.

Company Updates Fourth Quarter Fiscal 2006 Financial Guidance

The Company anticipates revenue for its fourth quarter of fiscal 2006, ended April 30, 2006, will be in the range of $49 million to $50 million, which is slightly higher than the guidance issued on February 28, 2006. Fourth quarter revenue was expected to be approximately flat with the revenue of $48.2 million reported for the third quarter fiscal 2006.

ASAT cautions that its anticipated revenue results are preliminary based on the best information currently available and are subject to completion of its preparation of the financial statements for the fourth quarter of fiscal 2006.

ASAT continues to work on completing its end of year financial close process. The process for the fourth quarter is more complex primarily due to the recent transition of ASAT’s manufacturing to Dongguan, China from Hong Kong. The Company expects to hold a conference call to discuss its fourth quarter and fiscal 2006 financial results and recent corporate events no later than July 15, 2006. Details of the conference call date will be distributed at a later date.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With over 17 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues in fiscal 2006 and the fourth quarter of fiscal 2006, trends in production levels in China, and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that the shareholder financing may not be obtained, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on August 2, 2005 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Robert J. Gange

Chief Executive Officer

ASAT Holdings Limited

852.2439.8788

ir@asat.com

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com